FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                       Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the Month of June 2003
                       Commission File Number: 33-99284

                                STENA AB (PUBL)
              (Translation of registrant's name into English)

                         SE-405 19 GOTHENBURG, SWEDEN
                   (Address of principal executive offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F............X             Form 40-F............

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

       ........................

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

       ........................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934:

       Yes........................        No........................X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

       ...........................


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Stena AB (Publ)


Date:  June 24, 2003               By:    /s/ Dan Sten Olsson
                                          -----------------------
                                   Name:  Dan Sten Olsson
                                   Title: Chief Executive Officer





                          Forward-looking statements

         This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Such statements reflect our current views and assumptions with respect to future events and are subject to risks and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements, include, but are not limited to:

-        changes in general economic and business conditions;
-        changes in currency exchange rates and interest rates;
-        introduction of competing products by other companies;
- lack of acceptance of new products or services by our targeted customers;
-        inability to meet efficiency and cost reduction objectives;
-        changes in our business strategy; and
- other risk factors listed in our reports furnished to the Securities and Exchange Commission from time to time.

         We do not intend, and undertake no obligation, to revise the forward-looking statements included in this Form 6-K to reflect any future events or circumstances. Our actual results, performance or achievements could differ materially from the results expressed or implied by these forward-looking statements.

                                   * * * * *

         We have set out below certain information about us which was prepared in the context of an investor presentation regarding our results for the quarterly period ended March 31, 2003. A press release announcing a conference call regarding our results for the quarterly period ended March 31, 2003 is attached hereto as Exhibit 1.

Ferry Operations

         The following table sets forth the revenues of our ferry operations for the three month periods ended March 31, 2002 and 2003.

                                          Three Months Ended
                                     ------------------------------
                                      March 31,        March 31,
                                         2002             2003
                                     -------------    -------------
(SEK in millions)
  Revenues:
      Travel.....................            467                430
      Onboard....................            540                535
      Freight/Port...............            492                612
                                     -------------    -------------
      Total Revenues.............          1,499              1,577
                                     =============    =============


         The following table sets forth the volumes of passengers, private cars and freight units on our ferry routes for the three month periods ended March 31, 2002, and 2003.


                                          Three Months Ended
                                     ------------------------------
                                      March 31,        March 31,            % Change
                                         2002             2003
                                     -------------    -------------      ---------------
Volume (in thousands)
  Passenger Volumes............            2,132              1,982               -7.0%
  Private Cars.................              385                352               -8.6%
  Freight Units................              253                302               19.4%

The lower car and passenger volumes in 2003 were principally attributable to refits and upgrades on various vessels.

Credit Statistics

         The following table sets forth certain financial and other information for the twelve month period ended March 31, 2003 for both our Consolidated Group and our Restricted Group.

                                                             Twelve months ended
                                                               March 31, 2003
                                                   ----------------------------------------
                                                    Consolidated           Restricted
                                                        Group               Group
                                                   ----------------    --------------------
                                                              (SEK in millions)
Revenue                                                13,554                12,562
EBITDA (1).......................................       2,995                 2,425
Interest Expense.................................       1,021                  750
Cash and cash equivalents, Short-term
investments and Marketable securities(2).........       4,407                 1,689
Total Debt.......................................      16,266                11,527
Net Debt.........................................      11,859                 9,838

Credit Statistics:
EBITDA/Interest..................................       2.9x                  3.2x
Total Debt/EBITDA................................       5.4x                  4.8x
Net Debt/EBITDA..................................       4.0x                  4.1x

(1) EBITDA is a non-GAAP finanical measure and is defined as income from operations plus depreciation and amortization. We have included information concerning EBITDA because certain investors use it as a measure of our ability to service our debt. EBITDA is not required under generally accepted accounting principles in Sweden or the United States and should not be considered an alternative to net income or any other measure of performance required by Swedish GAAP or US GAAP or as an indicator of our operating performance. The following tables present reconciliations of EBITDA under Swedish GAAP to Cash flow from operations, the most directly comparable financial measure calculated and prepared in accordance with Swedish GAAP, for each of the Consolidated Group and the Restricted Group.

CONSOLIDATED GROUP:                                Twelve months ended
                                                     March 31, 2003
                                                  ----------------------
                                                    (SEK in millions)
EBITDA                                                    2,995

Adjustments:
(Gain)/loss on sale of property, vessels and               (216)
equipment..........................................
Net cash flows from trading securities.............          45
Interest income and expense........................        (806)
Foreign exchange (gains)/losses....................         542
Non-cash items.....................................         182
Changes in working capital.........................        (495)
Other items........................................         (63)
                                                  ----------------------
Cash flow from operations..........................       2,184
                                                  ======================



RESTRICTED GROUP:                                Twelve months ended
                                                   March 31, 2003
                                                 --------------------
                                                 (SEK in millions)

EBITDA.............................................       2,425

Adjustments:
(Gain)/loss on sale of property, vessels and
equipment..........................................        (110)
Net cash flows from trading securities.............          46
Interest income and expense........................        (543)
Foreign exchange (gains)/losses....................         539
Non-cash items.....................................         160
Changes in working capital.........................      (2,198)
Other items........................................         (78)
                                                 --------------------
Cash flow from operations..........................         241
                                                 ====================

(2) As of March 31, 2003, the Restricted Group had an intercompany loan of SEK 2,381 million outstanding to subsidiaries of the Unrestricted Group. SEK 1,727 million of this loan was subsequently repaid in May 2003.

                                 EXHIBIT INDEX


Exhibit No.       Description

    1             Press release of Stena AB (Publ) dated June 20, 2003

                                                                       EXHIBIT 1
                                                                       ---------


Stena AB (Publ) announces conference call regarding first quarter 2003 results

Gothenburg, Sweden -- June 20, 2003 -- Stena AB (Publ) announces its first quarter conference call on Tuesday, June 24, 2003 at 11:00 a.m., New York City time, to discuss financial and operational results for the fiscal quarter ended March 31, 2003. Please dial 800-369-1178 (confirmation code: Stena) (United States) or 210-839-8706 (confirmation code: Stena) (International) to be connected to the conference call. A telephone replay will be available until July 1, 2003 by dialing 800-406-7492 (United States) or 402-220-3001 (International).

Speakers on the call will include Svante Carlsson, Chief Financial Officer of Stena AB (Publ), and Peter Olofsson, Group Controller of Stena AB (Publ).

A written presentation to investors to accompany the conference call will be posted on Bloomberg under JPRD approximately 24 hours in advance of the call and will remain on Bloomberg until July 1, 2003. This presentation will contain selected information drawn from the Company's Annual Report on Form 20-F for the year ended December 31, 2002 and the Company's Form 6-K for the month of May, 2003 and other information about the Company. For more complete information about the Company, investors should refer to the Annual Report and Form 6-K in their entirety. These reports are available on the Securities and Exchange Commission website at http://www.sec.gov.

Information provided and statements made on the conference call that are not purely historical fact include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Such statements reflect the Company's current views and assumptions with respect to future events and are subject to risks and uncertainties. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, but not limited to, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by the Company's targeted customers, inability to meet efficiency and cost reduction objectives, changes in the Company's business strategy, and other risk factors listed in the Company's reports filed with or furnished to the Securities and Exchange Commission from time to time.

Contact Information: Peter Olofsson, Group Controller, at +46-704-855-152

Source: Stena AB (Publ)